Filed by Surface Oncology, Inc.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Surface Oncology, Inc.

Commission File No.: 001-38459

Date: June 16, 2023

This filing relates to the proposed merger of Surface Oncology, Inc., a Delaware corporation (“Surface”), with Crimson Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), and a direct wholly-owned subsidiary of Coherus Biosciences, Inc., a Delaware corporation (“Coherus”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2023, by and among Surface, Coherus, Merger Sub I, and Crimson Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Coherus (the “Merger Agreement”).

Email Subject: Important Surface News

To: Analysts and Top Investors

Dear [NAME],

A short while ago, we announced that Surface has entered into a definitive merger agreement with Coherus Biosciences, Inc.(Nasdaq: CHRS). A press release with details on the merger as well as a data update for SRF388 and SRF114 can be found here: https://investors.surfaceoncology.com/news-releases/news-release-details/coherus-acquire-surface-oncology.

Coherus is hosting a conference call and webcast this morning at 8:30 am ET, and Rob will be participating. You can find the details here: https://register.vevent.com/register/BId34739a2380b43eb83e35ac0ed20eb29.

Please let me know if you would like to schedule a follow-up with the team after the conference call concludes. Betsy (copied) can help with scheduling on our end.

Thank you,

Scott

Scott A. Young

Vice President, Investor Relations & Corporate Communications

50 Hampshire Street

8th Floor

Cambridge, MA 02139

Office: +1.617.865.3250

syoung@surfaceoncology.com

#LifeUnderTheSurface

Forward-Looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated June 15, 2023, by and among Coherus Biosciences, Inc. (Coherus), Crimson Merger Sub I, Inc. (Merger Sub I), Crimson Merger Sub II, LLC (Merger Sub II), and Surface Oncology, Inc. (Surface). This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), about the proposed transaction between Coherus and Surface and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Coherus and Surface. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity,” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Coherus, Surface or the combined company, post-closing operations and the outlook for the companies’ businesses; prospective developments or results in the pipelines of Coherus, Surface or the combined company and expansion of Coherus’ I-O franchise; the prospects for approval of toripalimab; Coherus’, Surface’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Coherus’ and Surface’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs and other financial measures; future economic performance; and the assumptions underlying or relating to such statements. These statements are based on Coherus’ and Surface’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to Surface’s ability to obtain the approval of Surface’s shareholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Coherus and Surface to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity or regulatory authority may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Coherus and Surface, or at all; the risk that Coherus and Surface may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Coherus’ or Surface’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Coherus’ or Surface’s common stock and/or Coherus’ or Surface’s operating or financial results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks that holders of the CVRs will not receive payments in respect of the CVRs; uncertainties as to the long-term value of Coherus’ common stock, including the dilution caused by Coherus’ issuance of additional shares of common stock in connection with the proposed transaction; unknown liabilities related to Coherus or Surface; the nature, cost and outcome of any litigation and other legal proceedings involving Coherus, Surface or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Coherus’ or Surface’s programs or product candidates; risks related to any loss of Coherus’ or Surface’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Coherus or Surface’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Coherus, Surface and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Coherus, Surface, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Coherus or Surface’s product candidates, and the impact of studies (whether conducted by Coherus, Surface or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Coherus’ or Surface’s material contracts or arrangements; risks related to competition for Coherus’ or Surface’s product candidates; Coherus’ or Surface’s ability to successfully develop or commercialize Coherus’ or Surface’s product candidates; Coherus’, Surface’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Coherus’ or Surface’s product candidates; unexpected increases in costs and expenses with respect to the potential transaction or Coherus’ or Surface’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Coherus’ and Surface’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Coherus’ and Surface’s respective filings with the SEC, including each of their Annual Reports on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as the Registration Statement on Form S-4 which includes the proxy statement of Surface that also constitutes the prospectus of Coherus, which proxy statement/prospectus will be mailed or otherwise disseminated to Surface’s stockholders when it becomes available. Coherus and Surface also plan to file other relevant documents with the SEC regarding the proposed transaction. Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Coherus’ and Surface’s management, and the reader is cautioned not to rely on any forward-looking statements made by Coherus or Surface. Unless required by law, neither Coherus nor Surface is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Coherus and Surface expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of Coherus and a proxy statement/prospectus of Surface, and each party may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE

REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Surface will be available free of charge on Surface’s website at https://www.investors.surfaceoncology.com/financial-information/sec-filings or by contacting Surface’s Investor Relations Department at IR@surfaceoncology.com. Copies of the documents filed with the SEC by Coherus will be available free of charge on Coherus’ website at https://investors.coherus.com/financial-information/sec-filings or by contacting Coherus’ Investor Relations Department at IR@coherus.com.

Participants in the Solicitation

Coherus, Surface and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coherus, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coherus’ proxy statement for its 2023 Annual General Meeting, which was filed with the SEC on April 17, 2023, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of Surface, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Surface’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 9, 2023 and amended on May 1, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Coherus or Surface using the sources indicated above.

Coherus Contacts

Investor Relations

Marek Ciszewski, SVP Investor Relations

IR@coheus.com

Media Relations

Jodi Sievers, VP Corporate Communications

media@coherus.com

Surface Oncology Contact

Investor Relations

Scott Young - VP, Investor Relations & Corporate Communications

Syoung@surfaceoncology.com